UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CON-WAY, INC.

(Name of Subject Company)

CANADA MERGER CORP.

(Offeror)

XPO LOGISTICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $06251 PAR VALUE

(Title of Class of Securities)

205944101

(CUSIP Number of Class of Securities)

Gordon E. Devens

Senior Vice President, General Counsel and Secretary

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

(855) 976-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$N/A	$N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Canada Merger Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO”), to purchase all of the shares of common stock, par value $0.625 per share, of Con-way Inc., a Delaware corporation (“Con-Way”), that are issued and outstanding, at a price of $47.60 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of September 9, 2015, by and among Acquisition Sub, XPO and Con-Way.

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This document is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Transcript of Investor Call regarding the Acquisition of Con-way Inc by XPO Logistics, Inc.

Company Participants

•	Bradley S. Jacobs

•	Scott B. Malat

Other Participants

•	Robert H. Salmon

•	Allison M. Landry

•	Kevin W. Sterling

•	Scott A. Schneeberger

•	Brandon Robert Oglenski

•	Alexander Vecchio

•	Todd C. Fowler

•	Donald Allen Broughton

•	Casey S. Deak

•	Jack Atkins

•	Matt Elkott

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to the XPO Logistics Investors Conference Call and Webcast. My name is Vanessa. And I will be your operator for today’s call. Please note that this conference is being recorded.

Before the call begins, let me read a brief statement on behalf of the company regarding forward-looking statements. During this call, the company will be making certain forward-looking statements within the meaning of applicable security laws which, by their nature, involve a number of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected in the forward-looking statements.

A discussion of factors that could cause the actual results to differ materially is contained in the SEC filings of XPO. The forward-looking statements in the press release or made on this call are made as of today. And XPO has no obligation to update any of these forward-looking statements, including financial targets, except on the extent required by law. You can find a copy of the press release, which contains additional important information regarding forward-looking statements in the Investors section of XPO’s website at www.xpo.com.

And I would now like to turn the call over to Mr. Brad Jacobs, Chairman and CEO. Mr. Jacobs, you may begin.

Bradley S. Jacobs

Thank you, operator, and good morning, everybody. Welcome to our call. With me today are John Hardig, our CFO; Scott Malat, our Chief Strategy Officer; and Tavio Headley, our Director of IR.

We’re very excited about our agreement to acquire Con-way, the second largest provider of less-than-truckload transportation in North America with revenue of about $5.7 billion. LTL is a service that’s used by nearly all of our

16,000 customers in North America. It’s a high-value-add business. It’s a $35 billion market where size and technology matter. And the 36,000 customers served by Con-way will have immediate access to our expedite, our brokerage, intermodal, last mile, and freight forwarding services.

One of the crown jewels we’re getting with Con-way is its asset-light subsidiary, Menlo Logistics, whose three service offerings are identical to one that we currently provide at XPO. Menlo is the 15th largest contract logistics provider in North America and has about $600 million of logistics revenue worldwide. It’s also the seventh largest North American provider of managed transportation with $1.3 billion of freight under management. And Menlo has $200 million of truck brokerage business as well.

In addition, Con-way has a full truckload business that operates in the fast-growing cross-border Mexico corridor. We’ll integrate these businesses and rebrand them as XPO Logistics. We’re launching a tender offer probably tomorrow, maybe Monday. And we expect to complete the acquisition in October following the successful completion of the tender offer and satisfaction of customary conditions.

Upon close, XPO will have about $15 billion in revenue and about $1.1 billion in EBITDA. The acquisition will add significant ground transportation capacity to our network and will give us a more blended model of brokered, owned, and contracted capacity. We’re already running a highly profitable blended network in Europe where we have leading LTL positions in the UK, France, Spain, and Portugal. We’ll now be able to share LTL best practices to a much greater degree on both sides of the Atlantic.

Menlo’s contract logistics platform will give us an additional 22 million square feet of contract logistics space to serve our customers, growing our global footprint to 151 million square feet. Menlo serves blue chip customers in verticals such as high-tech, healthcare, and retail, complementing XPO’s expertise in aerospace, retail, telecom, chemicals, agriculture, and food and beverage. XPO and Con-way both have e-fulfillment contract logistics platforms in North America and Europe. And the combination will strengthen XPO’s position in a highly desirable e-commerce sector.

Very importantly, one of the main reasons we’re buying Con-way is that we see a concrete opportunity to improve its annual operating profit by at least $170 million to $210 million before one-time implementation costs of $125 million to $150 million. And we have a detailed plan to get there in two years. Our plan has two profitability streams. The first is that we’ll run the business for greater efficiency with a fresh set of eyes, using many of the best practices employed at XPO globally. And the second is our ability to capitalize on synergies created by the combination.

Con-way has an IT budget, for example, of $227 million, most of which is outsourced. We will bring much of that in-house and merge our technology organizations. And we’ll leverage our combined technology infrastructure to reduce Con-way’s $227 million IT budget.

We’ve identified significant opportunities to improve purchasing and vendor management. With greater purchasing power and best practices, we will lower the external spend in not just technology but in facility operations, equipment purchasing, fuel, professional services, maintenance, supplies, and many, many other categories.

There are also significant duplicative costs that we can eliminate in the back-office and in public company costs. And we’ll integrate Con-way’s brokerage business with ours and move it on to our Freight Optimizer technology. This will allow us to share capacity and data. And we’ll gain significant savings by reducing the $3.6 billion combined spend on purchased transportation.

We’ll use the larger flow of data from our combined $2.7 billion of freight under management to identify carriers, assign loads and, very importantly, fill backhauls more efficiently. In addition, we’ll tap our extensive intermodal network to improve LTL line haul efficiency by shifting a portion of the freight to rail.

So those are some of the major buckets of the plan. It’s very exciting. And we’re eager to get on with it. And at

$47.60 per share, the transaction value represents a multiple of approximately 5.7 times Con-way’s 2015 consensus EBITDA of $528 million before synergies and less than 4.3 times EBITDA after expected synergies.

We think the purchase price is fair to both parties. We expect the acquisition to be substantially accretive to our earnings in the first 12 months. And we’ll raise our 2015 financial targets and issue new long-term targets once we close. After the acquisition, we’ll still be asset-light with assets accounting for only about a third of our revenue and net CapEx of only 3.3% of sales.

So, in summary, this is an opportunistic acquisition for us, one that catapults XPO to the top two position in LTL in North America. We’re expanding our leading global position in contract logistics. We’re nearly doubling our freight under management to $2.7 billion. The acquisition makes us much more valuable to customers. From a financial perspective, we’ll achieve a certain critical mass with $15 billion of revenue and $1.1 billion of EBITDA. And, very importantly, we have a clear plan to increase Con-way’s profitability by $170 million to $210 million over two years.

And, with that, operator, I’d like to open it up for Q&A.

Q&A

Operator

And thank you. We will now take questions. [Operator Instructions] And we have our first question from Rob Salmon with Deutsche Bank.

<Q - Robert H. Salmon>: Hey. Thanks and good morning and congratulations, guys.

<A - Bradley S. Jacobs>: Good morning, Rob. Thank you.

<Q - Robert H. Salmon>: Brad, the biggest kind of inbound question that I’ve been getting from investors relates to the kind of the more asset-intensive nature of the transaction. And can you give us a sense because the transaction does kind of arise the potential for some perceived [ph] thesis (00:10:36) drift here away from kind of the asset-light nature? And I realize that asset-intensive is only going to be about a third of overall revenue. And CapEx is still right around kind of 3% here. Can you give us a sense what made this deal unique from XPO’s perspective, whether it’s related to kind of underlying customer request and kind of what you feel is necessary from the organization, from a service perspective? And how big the asset base piece you think makes sense to grow to over time?

<A - Bradley S. Jacobs>: Okay. Well, thanks for all those questions. So I do not think this is a shift in our strategy. I think this is an evolution of our strategy and being responsive to what’s changing in the industry and what we’ve learned as a result of the Norbert Dentressangle acquisition. What do I mean by that? So, we looked at buying Menlo Logistics a couple years ago. And we’re eager to but that for obvious reasons. It’s contract logistics. It’s freight brokerage. It’s freight under management. It’s non-asset. It really fits perfectly with much of what we do here. Couldn’t get to a deal on that because of technical reasons in terms of the tax basis of it.

So, we kind of just – it didn’t work out. One of those deals that we tried our best couldn’t get there. We weren’t interested in buying all of Con-way at that time because our mindset was, well, we want to be non-asset. We don’t want to be an asset, other than intermodal, where if you don’t have some assets, you’re not going to be a major player. We then bought Norbert Dentressangle which had some component of asset, majority of it non-asset, but about 20% came from asset.

I went and visited dozens and dozens of now XPO Logistics Europe, formerly Norbert Dentressangle customers. And I got an appreciation for the respect and appreciation that you get from the customer, the largest seat of the table that you get, the more meaningful relationship that you get when you have some component of your business with assets. So, as a broker, you’re going to get maybe $5 million lanes, maybe $10 million lanes. Maybe for a few of your top accounts, you’re going to get some few tens of millions of dollars of lanes. But, by and large, you’re not sitting at the adult table. You’re going to get 3%, 4%, 5% of the transportation spend of the big shippers.

So, having that asset component, even though it’s a minority of our business, really does change our perception from our customers. And I’m going to tell you. In the last 24 hours since we announced the deal, it’s been a tale of two cities, Rob. We have had as much as we’ve had a lot of questions and a lot of skepticism and a lot of issues raised by both the sell-side and the buy-side. We have had an overwhelmingly positive response from customers and from our employees.

Like 100% of our customer response, 100% of our employee response to very, very positive and they get this.

<Q - Robert H. Salmon>: No. Brad, that makes sense. And I guess when you detailed the significant synergies from the transaction, it sounded like that was much more cost-based and you just highlighted the fact that there is a lot of positive shipper reception to the transaction. Can you give us a sense if there are any sort of revenue synergies baked into that $170 million to $210 million that you had called out?

<A - Bradley S. Jacobs>: We’ve not put in the revenue synergies except for a minor amount from the cross-selling but very big upside from that. So, the synergies that are easiest to focus in on are the ones that are lowest-hanging fruit and the lowest execution risk are cost synergies. But, boy, the opportunity to cross-sell is very well known by our sales force. And my iPhone has just been blowing up with e-mails from our sales folks, particularly our strategic account managers who have been forwarding e-mails from their customers. And it’s just a big, big, big plus from them.

Now, another strategic reason for this acquisition going back to your earlier question was what is our major view? Our major long-term view is that capacity ultimately is going to get tighter for all the obvious reasons, the driver shortage, the driver demographics, the government regulations. We all know what that is. What do you do if you’re going into a market where you see something becoming very short? You go along it.

So, we want to be prepared for what some people call the mother of all capacity squeeze is coming up and is likely to be coming up in a few years from now. And controlling capacity in that scenario will be extremely helpful. And we’ve got a taste of that in 2014 when capacity got tight mainly due to the weather.

<Q - Robert H. Salmon>: Great. No, that makes a lot of sense. I guess my last one before I shift it over, Brad. In terms of the three different subsidiaries at Con-way, can you give us a sense of where the kind of profit improvement is coming from? I would imagine the majority is over at freight. But any sort of kind of bigger percentages or numbers that you’re willing to breakout between where you see that mix coming from?

<A - Bradley S. Jacobs>: So, the beauty of the transaction is it’s everywhere. In, literally, every part of Con-way, there is massive amounts of synergy with what we do at XPO. So, if you look at it globally, their IT, they have a $227 million IT budget, the majority of which is outsourced. And, as you know, we have a very rich, fulsome IT infrastructure in our organization. And we’re going to merge their organization with ours. And we’re going to insource much of that outsourced IT at much more efficient, much more effective and much more inexpensive pricing as well. And that IT budget applies to all of Con-way.

There’s purchasing power. So, not just lowering the cost of technology but all across the board where you’re a bigger company, you deserve cheaper pricing from the vendors. And the whole vendor list, from A to Z, will all be approached for reductions in pricing. There’s duplicative cost in the back-office in all parts of Con-way and Menlo. And there’s obviously the public company cost. We’re not going to have two sets of boards. We’re not going to have two sets of auditors. There’s a lot of overlap on the public company cost.

And then when you look at the $200 million brokerage business that they have, we’re going to immediately integrate that into our truck brokerage business. And I have no doubt that we will see the same uplift in profitability at bringing that $200 million on that we have with all the other truck brokers that we bought over the years, putting them on to our proprietary Freight Optimizer, sharing capacity better, sharing data better, being all part of the same network.

And then if you look at purchased transportation, we will be one of the largest purchases of transportation in the world. We’ll have a $3.6 billion combined purchased transportations then. And you can do the math. Even if you can take 100 basis points or 200 basis points out of that, it’s really huge. And we’re not counting on that, but you can – in the numbers that we gave you, huge upside to fine tune the core structure by modest changes in that.

And then you look at the freight under management. We will be one of the top managed transportation companies in the world. We will have $2.7 billion of FUM, freight under management. And the backhaul opportunity to serve our customers better by filling those backhauls and not having them be empty is a big, big opportunity.

And then on the LTL side, you mentioned on the freight side, there’s a portion of the line-haul that can be shifted from over-the-road to intermodal. And that will save our customers’ money and it also increase money to our bottom line too.

So short answer to your question is there’s synergies and cost saving opportunities all over the place.

<Q - Robert H. Salmon>: Got it. Make sense. Well, congrats again on the acquisition. And I’ll turn it over to someone else.

<A - Bradley S. Jacobs>: Thank you very much, Rob.

Operator

And thank you. Our next question comes from Allison Landry with Credit Suisse.

<Q - Allison M. Landry>: Thanks. Good morning.

<A - Bradley S. Jacobs>: Good morning, Allison.

<Q - Allison M. Landry>: So, I have a question. How are you guys thinking about who will eventually lead the LTL business? And sort of along those lines, do you plan on conducting an outside executive search? So any color you could provide there.

<A - Bradley S. Jacobs>: So two answers to that. Who’s going to run the LTL business day one? That’s me. I’m going to run the LTL business. Very, very similar to the network businesses I’ve run, United Rentals and United Waste, very familiar with this kind of business where it’s managing assets, where it’s managing CapEx, where it’s managing capacity utilization, where it’s managing pricing. I guess this business is a business I’ve spent most of my adult life in.

I’m not going to permanently run it. We are going to do a search starting very soon for a new LTL leader. We are going to look for a best athlete, not necessarily from the industry. But if we get someone from the industry, that’s great. There’s not a whole lot of companies larger than us in LTL now after this transaction. So, there’s not a huge amount of people who have run this size of an LTL business.

And we may go for a best athlete in another distributed network business like rental or car rental or just someone who is a really good, effective manager, who can help implement these significant cost reductions and maximize efficiencies. And you may recall, Allison, that at United Rentals, we had the 23rd largest private fleet. And at United Waste, we had the fifth largest garbage trucking company. So, this is a field that I’m very, very familiar with.

<Q - Allison M. Landry>: Okay. And then maybe turning to the financing piece and the leverage on XPO currently. In the past, you’ve sort of talked about not wanting to go above four times debt to EBITDA. So, running above that now, but sort of how are you thinking about the ways that you guys will contemplate getting the financing for this deal done?

<A - Scott B. Malat>: Allison, it’s Scott. We do have in place an agreement with Morgan Stanley for $2 billion in debt to backstop the transaction. Pro forma we’ll be somewhere in the range of five turns of debt – net debt to EBITDA. We will look to delever both from the synergies that we laid out, from overall profit improvement in EBITDA and from free cash flow generation. We do have a significant amount of flexibility in variable around our CapEx, around our cost structure with two-thirds of our business coming from asset-light. A lot of that – most of the CapEx that we have on a combined basis is discretionary. So, we do have a lot of flexibility to change that CapEx. But we expect to delever over the next several years.

<Q - Allison M. Landry>: Okay. Excellent. Thank you.

<A - Bradley S. Jacobs>: Thank you.

Operator

And thank you. Our next question is from Kevin Sterling with BB&T Capital Markets.

<Q - Kevin W. Sterling>: Thank you. Good morning, gentlemen.

<A - Bradley S. Jacobs>: Good morning, Kevin.

<Q - Kevin W. Sterling>: Brad, you’ve been quite busy lately.

<A - Bradley S. Jacobs>: The whole management team has been busy.

<Q - Kevin W. Sterling>: I know. So, let me ask you a question kind of going back to the asset-based route. So, why – I know you explained you want access to capacity. But why the asset-based route in LTL versus maybe, say, LTL brokerage? Did you look at LTL brokerage as a possibility to possibly remain more asset-light versus jumping in feet first into asset-intensive LTL company?

<A - Bradley S. Jacobs>: Yeah. So, when you look at the LTL world, there really is no big LTL non-asset provider. There’s – I think Robinson is the biggest. And I may not be totally accurate in their numbers. I think it’s roughly about $1 billion. And then it goes down to maybe three guys or four guys who are a few hundred million dollars and then it falls down below there.

So, if we want to be – so our strategy is to be the number one or number two provider in the most important parts of the supply chains for our customers. We’re not going to get there in partial because we’re about 30 years too late in that. But other than that, we want to be number one or number two. We’ve got this great position in contract logistics, in last mile, intermodal, truck brokerage, expedite. And now we have a number two position also in LTL. I didn’t want to go into LTL as a minor player. I wanted to go into LTL as a major player.

<Q - Kevin W. Sterling>: Okay. Great. Thank you. How much customer overlap with Menlo is there in your existing customer base?

<A - Bradley S. Jacobs>: There’s some, but the vast majority of it is different. They have a very blue chip customer base. It’s a lot of high-tech. It’s a little more Silicon Valley than ours. It’s more international than ours in some ways. It’s a great customer list. The Con-way, as a whole, when you look at who their customers are in all parts of their business is fantastic. I mean, it’s really a blue, blue chip list of customers. And that’s why our [ph] Greg Ritters (00:24:26) and our strategic sales forces are really excited about this because all those customers can use all the other services that were number one and two and that I mentioned earlier.

<Q - Kevin W. Sterling>: Got you. So you’ve got a lot new customers access to more customers to sell to. Is that right?

<A - Bradley S. Jacobs>: Exactly. Exactly.

<Q - Kevin W. Sterling>: Okay. The last question here, since you guys have been so busy with Norbert and now Con-way and haven’t done them so quickly, do you worry about integration issues, digesting too much, too fast? And maybe you could update us how the Norbert deal is going and progressing?

<A - Bradley S. Jacobs>: So, Kevin, we can chew gum and pat our head and jump up and down at the same time. We have a management team that I built in 2011. And since then that deep, that broad – that has broad shoulders. It has an appetite for being active, being focused, being creative for being resourceful and getting a lot of things done. And the integration in Europe is going wonderfully. It’s being done wisely and as fast as responsibly can. Morale is very high. The business results are very good at XPO in Europe. We’re beating budget there.

The coordination between Europe and North America is excellent. We’re on the telephone and Skype literally every day between Europe and here. I and the other members of the senior management teams were going back and forth from Europe to Europe regularly. We have two people running the business there on a day-to-day basis who’ve been running it for a long time. One is Malcolm Wilson, a Brit who runs Logistics. And the other is Luis Gomez who is a Spaniard who lives in Lyon and he runs Transportation.

And they are very stable and we’re in a very close communication with them. And now, one of my very chief lieutenants, Troy Cooper, who has been with me for 20 years is taking charge to make sure that Europe, stays on track with our profit improvement plans. And I’m going to focus my time partly on Europe but more on the United States and particularly Con-way.

<Q - Kevin W. Sterling>: Okay. Great. Well, thanks again for your time and congratulations.

<A - Bradley S. Jacobs>: Thank you.

Operator

And our next question comes from Scott Schneeberger with Oppenheimer. Please proceed.

<Q - Scott A. Schneeberger>: Thanks very much. Good morning, guys.

<A - Bradley S. Jacobs>: Good morning, Scott.

<Q - Scott A. Schneeberger>: Hey, Brad. I guess could we start with what kind of big picture – what does the acquisition pipeline looks like from here? Historically, you’ve talked to contract logistics and freight brokerage is still being two of the leading areas. Does this change the longer term view of what you’re going to be looking at to [ph] path (00:27:08) from here? Thanks.

<A - Bradley S. Jacobs>: Longer term, our focus will continue to be non-asset. I don’t rule out we’ll do more asset deals somewhere along the line if they’re very compelling and make a lot of sense. And we’ll be opportunistic about that. But, overall, we’ll be non-asset, for the majority of our business, not all of our business, for the majority of our business. We’ll do acquisitions. We’re not going to be a $15 billion company for the rest of our life. We still see some opportunities that are highly accretive. And we’ll continue to act on those. There’s a few smaller and medium-sized acquisitions, especially in Europe, that have been in process for a long time. And the ops guys would shoot me if I put a kibosh on those. So, we do have a little dry powder for some acquisitions and generally dealing with the small or medium-sized ones for the near-term makes more sense right now.

The large focus now is on increasing the EBITDA we have today and increasing it to $1.5 billion within a few short years. So, when I step back and I look at so what have we, as a management team, done over the last four years? We’ve very carefully bought acquisitions strategically here and in Europe and built up a network that’s unique, that’s $15 billion – that after Con-way will be $15 billion in revenue and will have roughly $14 billion of costs or about $1.1 billion in EBITDA. When you have $14 billion of costs, you should be able to find a few hundred million dollars to take out when you’ve assembled that $15 billion of revenue in kludge, not organically, when you sell it or by acquisition.

When you step back and look at the organization [ph] today (00:29:00), now let’s forget about what we inherited. Let’s forget about what we acquired. Let’s look what the organizational chart should look like on a global basis now that we’ve got $15 billion of revenue, now we have $1.1 billion of EBITDA. And there’s opportunities galore to improve the profitability. So, from a financial perspective, the goal is to take that $1.1 billion of EBITDA and grow it by several hundreds of millions of dollars of EBITDA over the next few years and use the network that we have to please customers, to delight customers, to satisfy customers’ needs much more than any of the companies that we bought or that we cold started could have done alone.

<Q - Scott A. Schneeberger>: Great. Thanks. And then somewhat following on that. What are your near and longer term growth expectations for LTL? And then taking that up a level, how it affects your view on the organic growth rate of the total pro forma XPO going forward? Thanks.

<A - Scott B. Malat>: Hey, Scott. Yes. So, overall, we expect this to accelerate our organic profitability. So we are going to give you updated guidance when the deal closes but it’s very likely as a result of the transaction that we’re going to hit our long-term EBITDA guidance earlier than thought. We’ve also identified some opportunities to, in some cases, shed unprofitable businesses overall in the company both in Con-way as well as in other parts of the business. We look at that as a good thing. It will likely be a partial offset to the top line while EBITDA will grow faster than we expected. We’re focused on increasing the profitability substantially over the next several years.

<A - Bradley S. Jacobs>: Scott made an interesting – this Scott – Scott Malat made an interesting comment to you, Scott, [ph] if you remember (00:30:51) that, we have locations around the world that are losing money. And there’s very few things that get me upset. But locations that lose money get me upset because we’re not a non-profit organization. We’re a for – we have a duty to please customers to make a fair profit doing that.

And when you have hundreds and hundreds of locations worldwide and you have district managers or RVPs managing dozens and dozens in their district. And they have 45, 46 and they’re making money and three or four of them are losing money, nobody really notices so much. We notice. We notice very well. So we’ve been doing stack rankings of all our locations globally, Europe and here. And it’s surprising how many locations are making suboptimal margins. So, we have profit improvement plans for all of those. So, we’re just fine-tuning the organization globally and improving the margins and finding new ways to grow in all continents.

<Q - Scott A. Schneeberger>: Thanks, guys. One super quick follow up to my first question. Brad, is there a mix level of asset-heavy, asset-light that you have – that you target for the company over the long-term? Thanks. I’ll wrap it there.

<A - Bradley S. Jacobs>: I like the mix we have right now, after Con-way. We’ll have about a third of our revenue coming from assets. We’ll have two-thirds non-asset. Our CapEx as a percentage of sales will just be 3.3%. If you compare that to purely asset-heavy guys, there are many multiples of that. I like the balance we are right now.

I like the street cred that we get with the major shippers. And I’d love the reaction that we’ve gotten since yesterday at 4 o’clock from our major customers to the fact that we now have assets. In the next few years, there will be a capacity shortage. There’s no doubt about that in my mind. When exactly that is, is up for debate. When that capacity shortage comes, he who controls assets will do very, very well.

<Q - Scott A. Schneeberger>: Excellent. Thanks and congratulations.

<A - Bradley S. Jacobs>: Thank you, Scott.

Operator

And our next question comes from Brandon Oglenski with Barclays.

<Q - Brandon Robert Oglenski>: Hey. Good morning, everyone, and congrats on getting the deal done here. Brad, don’t shoot the messenger here, but I’ve fielded a lot of questions from investors too. And, frankly, I do have a lot of questions as well. And so, let me just lay this out if we can put some context around this. I mean, when we first learned about XPO, this was going to be an asset-light story, really focused on technology and making brokerage markets much more efficient and the role of strategy around that. And then we got scope creep and contract logistics, which I think a lot of us could understand. We got into Norbert and rolled out the fact that, hey, this is European asset-based trucking but bringing the assets to the table helps with customers just like you’re talking about here with Con-way.

And then we do a big LTL transaction in the U.S. But obviously you’ve asked folks to buy stock here at higher multiples. I mean the market’s sold off right now. But I think the big risk and with all due respect, Brad, to your whole team, there’s a lot of folks that have covered transportation longer than me and managers that have been here a lot longer that say like as much as we try to sell into a holistic logistics supply chain solution to our customers, at the end of the day, LTL, TL, air freight, forwarding, you name it, they are separate products. A lot of them are separate managed and customers want the lowest price.

So, I get a – I mean you’ve taken higher-valued equity and bought cheaper companies and you’re definitely opportunistic on Con-way. But now you have a lot of disparate assets that at least historically hasn’t worked all that together when people have tried to roll off these various businesses. And on top of it, I don’t want to just to be too far off on Con-way, but you did just buy Norbert which is a transformational acquisition for XPO. We heard Hervé on the call, what was it, three months or four months ago.

You said that he’s going to be the leader of Europe. Obviously, he has since stepped away from the organization. So, can you just talk about how this is all going to work together? And, obviously, there is a lot of integration risk here. And I think that’s the biggest challenge for your investors, which says are these businesses actually going to be more valuable with XPO than they were standalone, because we’ve seen this before in certain circumstances where it just didn’t work out all that well?

<A - Bradley S. Jacobs>: Brandon, the concerns and risks that you just outlined all have some validity to them. They’re all issues that we’ve thought to ourselves. We’ve gotten comfortable with. We’ve addressed. We’ve made our bet. We are not going to be a company that is a stable, boring – I’d say stable in the – it’s actually part of stable, boring, predictable, repetitive, non-agile company. We are going to be agile. We’re going to be opportunistic. We’re going to be flexible. We’re going to be adaptable. We’re going to listen very, very closely to customers. We are going to skate to where the puck is going, not where the puck is. We are going to look to see where the trends are going and embrace strategies that capitalize on that growth. We’re very well aware that roll-ups in this industry have fared poorly – and I shouldn’t say poorly, okay to poorly. We’re very well aware that roll-ups in other industries have largely not worked out.

We believe that the talent that we put together in the team, the infrastructure that we put in place in 2011, 2012, 2013, building the company like a tank in the back-office, is what separates us from roll-ups that have failed and roll-ups that will succeed. Our investment in technology from day one – I remember in 2011, 2012 a huge chorus of skeptics and a huge amount of short-sellers saying these guys are putting $60 million, $70 million a year of infrastructure in place. What the heck are they doing? We did that so that we could now grow into a many multi- billion dollar organization and function effectively. So we’re moving now roughly 45,000 loads a day in Europe. We’re arranging a similar amount here in North America. And with Con-way, we’ll be up to roughly about 150,000 loads a day. We can run the business. The business runs very, very effectively. Customer satisfaction is very high.

You mentioned the Norbert Dentressangle acquisition. You mentioned Hervé’s departure. So let me address that. Hervé was a great manager and Hervé was a great guy. Hervé and I both agreed there was no role for him in the organization if we wanted to have a lean management infrastructure. It’s nothing anything more complicated than that. That was a business that had 43,000 employees. That’s one less employee, a great employee, but one less employee. The entire management team under Hervé is still there in place. We haven’t skipped a beat in Europe. The integration is going extremely, extremely well. So I don’t find any challenge that’s not overcomeable at doing Con-way just because we have Norbert going on in the other part of the house. I really don’t see a conflict on that. We have the management bandwidth. It’s just a question of being organized and being focused.

One other thing that you mentioned about customers because what customers think is very, very important to us, for obvious reasons. Customers do want low price. I agree with that. I totally agree with that. I’ve never met a customer in this industry or any other industry that says, hey, we’re trying to put right away to have pay higher prices. Of course, they want lower prices. Every customer does. We have to be larger and have scale and be more efficient in order to pass along some of that cost savings to our customers. So scale gives us that advantage.

Now one other point you mentioned, Brandon, which I thought was a good one was gee, you have all these different verticals. Do customers really want it or is that like totally separate? The answer is very clear to us that customers do want it. Every single one of our intermodal customers have significant truckload business. And every single one of our expedite businesses also has other modes of business as well. It’s all across the board. Customers don’t think in terms of modes specifically first. They think in terms of, here’s my global supply chain and here’s my national supply chain. And I have to move my products from point A to point B to point C. And how can I do that most efficiently, most cheaply and most reliably and most on time, most predictably?

By having a compressive suite of services. The type of conversation that we have at XPO with our customers is on an entirely different level than a competitor of ours who’s smaller and only has one or two of these services. It’s a completely different conversation. The level of access that we have to higher levels up the food chain and supply chain organizations at our customers is much better. Did I answer your questions or was there any follow up in that, Brandon?

<Q - Brandon Robert Oglenski>: No, no. And, look, I asked a bunch, so I guess I won’t really push the follow-up here, Brad. But I do appreciate it. Well, that’s the feedback that you’re going to hear from investors. And when you challenge the status quo in an industry that’s been very established, obviously, there’s a lot of folks that detract from that. So, I appreciate it.

<A - Bradley S. Jacobs>: If you have a follow-up, just call us afterwards.

Operator

And thank you.

<A - Bradley S. Jacobs>: Operator?

Operator

Our next – yes, sir.

<A - Bradley S. Jacobs>: Go ahead. Next question, please.

Operator

Yeah. Thank you. Our next question comes from Alex Vecchio with Morgan Stanley.

<Q - Alexander Vecchio>: Hey, there. Good morning. Brad, can you -

<A - Bradley S. Jacobs>: Good morning.

<Q - Alexander Vecchio>: Can you give some color around to what extent XPO’s brokerage customers are already using Con-way for their LTL needs? Presumably, Con-way is already being used because it’s the second largest carrier. But if it’s not a big carrier already being used, what’s the pitch to your existing customers for switching carriers to Con-way? What’s the real sell there?

<A - Bradley S. Jacobs>: So, when we did our due diligence on Con-way, I was very impressed with the level of reaction that we got from their largest customers, the praises they got for on-time pickup, on-time delivery, reliability, accurate billing, low level of damages, prompt resolution of any claims. Across the board, they got very, very high, high marks for equipment reliability and the strong fleet and high quality assets and a great network. And if you look at Con-way’s LTL business, nobody has more next-day and two-day lanes in LTL than Con-way. I mean, that’s a pretty powerful statement.

So, the quality of the network is very, very strong. What we want to do is now manage that network more intensely with more vigor, with more energy, with more focus, with more concentration on profitability and continuing the great levels of service. The service is great. It’s not a fixer-upper. We’ve got a company with dissatisfied customers who don’t appreciate the service and have complaints. We’ve got great customers and they are very satisfied with the service. We just want to improve efficiency and the profitability of the business.

<Q - Alexander Vecchio>: Okay. That makes sense. And then on the synergies, the $170 million to $210 million, can you give us a sense of timing with regard to how much of that you expect to achieve through the first year versus the second?

<A - Scott B. Malat>: Yeah, Alex. How are you doing? It’s Scott. That will roll in over the next two years. We’ll get the full benefits starting towards the end of 2017, over two years. It’s roughly evenly split how much we’re going to start to getting year one and then in year two. A lot of it – the timing will be dependent on contracts. But, in general, they would be roughly split between year one and then year two to get to the final number. There are additional savings beyond that that will continue to ramp-up. In the first two years, $170 million to $210 million is the right baseline.

<Q - Alexander Vecchio>: Okay. That’s helpful. And then just a question on financing and guidance. One, on the financing side, rough math would suggest if you wanted to stay at four times or below, you have to issue quite a bit of equity. I came up with $1 billion roughly. But it sounds like you’re willing to lever up a bit more. Can you just help us think about to what extent you may issue equity as part of financing this deal? And then B, on the guidance, the new long-term guidance you expect to issue when you close, should we continue to expect those figures to refer to full year 2019 for revenue and EBITDA?

<A - Bradley S. Jacobs>: So yes, the equity is really easy. We’re not going to raise equity. What we are going to do is we’re going to substantially increase our ABL facility. We inherited a great amount of receivables in Europe with Norbert Dentressangle. And also, we will inherit great level of receivables with Con-way. And our ABL facility can be increased by a large multiple. And that is the cheapest source of capital and the appropriate source of capital.

We will also grow the multiple – we will also bring down the five times leverage to four times leverage two other ways, cash flow and increasing the EBITDA. So we’re very confident that we are going to increase the EBITDA. The synergies and cost savings that we’ve outlined are not being given to you flippantly. They’re being done after great, great diligence and forethought. And we have a huge level of confidence in our ability to execute on them. And that helps bring down the multiple to the level that we wanted to be at.

Long-term, we are comfortable at a four times leverage. We think that adds enough juice to our return to our equity but doesn’t put us in any risk to not sleep at night when we go into recession whenever that is. With respect to the 2019 question, there is no question – let’s close the acquisition. Then we’ll update the numbers. There’s no question that getting to $1.5 trillion by 2019 should not be very difficult at all whatsoever.

How much we want to raise that for 2019 or how much we want to bring those numbers in and give you guidance more closer to now? We’ll figure that out between now and closing. We’ll take input from our shareholders, what kind of guidance they would like. But we’ll probably share more detailed guidance than we have in the past now that we’ve got a more fulsome critical mass to work with.

<Q - Alexander Vecchio>: Great. Thanks very much.

<A - Bradley S. Jacobs>: Thank you.

Operator

And thank you. Our next question is from Todd Fowler with KeyBanc Capital Markets.

<Q - Todd C. Fowler>: Great. Thanks. Good morning. I wanted to come back to an earlier question about the growth rates. Con-way, over the last three years, has had a difficult time growing the top line. So with putting them in the mix and having them about a third of the revenue, does that imply that the organic growth that you previously talked about, the 9% to 10%, that that will be lower? The LTL market doesn’t seem to be growing like some of the other markets.

And then just as a second part to that question, how do you think about the cyclicality of Con-way’s EBITDA? The LTL market is much more cyclical than some of the other markets that you’re in. So, when you think about the longer term guidance, how do we factor in the potential for Con-way’s EBITDA to be more cyclical than some of your other businesses?

<A - Bradley S. Jacobs>: So, you’re right that the growth in LTL is lower than the organic growth in some of the other parts of our business. And that will bring down the blended organic growth rates. When we look at organic growth, we look at two types of organic growth internally, organic revenue growth, organic EBITDA growth. We do not compensate people on organic revenue growth. We do compensate people and we do incentivize people on organic EBITDA growth.

Sometimes, there’s a conflict between those two. We mentioned earlier in the call sometimes you have to close locations that are not making money or not making enough money and taking up too much resources. Sometimes you have difficult discussions with customers and revisit pricing. And if it doesn’t work out, wait until that contract expires and then lose that revenue because you’re actually making more money by losing that revenue. Sometimes it’s specific lanes that are money losing lanes. So constantly doing stack ranking of lanes, of customers, of locations and fine tuning it, sometimes it’s going to hurt your organic growth but that’s going to help your organic EBITDA growth.

My prediction is that the industry as a whole, not just us, the industry as a whole is going to experience lower organic revenue growth rates than they have in the last few years. And tell you what, the economy slowed. And when the economy slows, organic growth slows a little bit. So, I don’t think we can naïvely think that organic growth industry-wide, taking XPO out of the equation for a second, is going to be at the same robust levels because you don’t see in other industries. When you look at the other industries, they have similar end markets with retail, with manufacturing, construction. You see growth rates having been slowed.

<Q - Todd C. Fowler>: And then what about this -

<A - Bradley S. Jacobs>: The other part of your question was -

<Q - Todd C. Fowler>: Yeah. Yeah, the cyclicality of – yeah.

<A - Bradley S. Jacobs>: Yeah. Sorry about that, Todd. So, on the other part of your question about cyclicality, LTL is not as cyclical as truckloads. When you look at the numbers, LTL obviously gets hit in the recession because its customers are primarily industrial and manufacturers. And when PMI goes down, tonnage goes down. Tonnage goes down, pricing goes down. Tonnage and pricing goes down, the EBITDA goes down.

So it’s basic kind of stuff. But, in the recession, LTL will come down but it’s not going to come down as dramatically as some other parts of the business, even some that are non-asset. We’ve looked at businesses, hundreds and hundreds of businesses, and NOIs, how they did in the last downturn. A lot of it’s dependent on how agile they were, how flexible they were, how much they were able to surf around the conditions and hustle and find opportunities to grow even when the overall market is suffering.

And the beauty of this industry being so huge is that even the largest players and now we’re amongst the largest players, we’re still a tiny percentage of the whole market. Even the largest, largest logistics companies worldwide are still small, small parts of the global logistics world. And our world view is that this industry is the last industry that hasn’t been consolidated yet but should and will be consolidated.

And we believe that we will be one of the winners ultimately in that consolidation and we will have – we will share with one or two other companies majority market share of the global transportation logistics industry. And we will have a much better cost basis and we will be able to have higher levels of service and please customers better.

<Q - Todd C. Fowler>: Okay. Maybe I’ll follow-up offline on the cyclicality of the EBITDA because I’m still not

100% sure. I mean the growth rate of where Con-way is at right now, when I go back a couple of years, I mean it’s been anywhere between $100 million to $200 million lower. I guess I just need to think about that in the longer term perspective. A couple of other questions. Scott, you made a comment about giving out of some underperforming businesses. Is there an expectation that you would divest one of Con-way’s larger segments like the truckload business or can you give a little bit more color about what you’re thinking of specifically from a divestiture standpoint?

<A - Bradley S. Jacobs>: Todd, before we go into the second question, I don’t dispute those numbers. I think in the recession, Con-way’s EBITDA could go down between $100 million and $200 million. That’s a normal amount to go down in a recession. That’s not unexpected, maybe towards the shorter end of that than the longer end, but I don’t think you’re outpaced on that whatsoever.

In terms of asset divestitures, let’s not talk about Con-way specifically but globally worldwide. We’re always looking at our business. Now after Con-way, we’ll have a $15 billion business. And we’re always going to be looking at different parts of the business to see this fit in. Does it make sense? Is there synergy with the rest of the organization? Is this something that makes more sense to divest or to keep in building? And I don’t want to get into any specifics, for obvious reasons, in any part of either Con-way’s or XPO’s business. But like any corporation, we’ll keep an open mind to that.

<Q - Todd C. Fowler>: Okay. That makes sense. And just my last one and I apologize if this has been – if you commented on this. But what would your expectation be for more permanent financing from an interest rate perspective?

<A - Bradley S. Jacobs>: Well, I like the ABL. I like the fact that it’s LIBOR plus circa $175 million, $200 million. I like the fact that there is eventually no meaningful covenants that we would have any worry about. We like high yield. It’s a market that we’ve tapped – I personally tapped over $10 billion of high yield over my career. I feel very comfortable in that market. And I like the – you make the interest payments and everybody’s happy. So, those are the two debt markets that we feel most comfortable with. We may look at term loans at some point or another. John is always showing me proposals for term loans and we’ll keep an open mind to that as well.

<Q - Todd C. Fowler>: And where do you think the high yield market for you right now would be?

<A - Scott B. Malat>: Well, you mean where it would be in terms of rates?

<Q - Todd C. Fowler>: What sort of rate would you get? That’s right.

<A - Bradley S. Jacobs>: Well, depending on the tenure. We have tenure – whether it’s – depending how long it goes out, our bonds are trading right now in the circa 7%, 7.5% range.

<Q - Todd C. Fowler>: Okay. Thanks for the time this morning. That helps.

<A - Bradley S. Jacobs>: Thank you, Todd. And please feel free to follow-up.

Operator

And thank you. Our next question comes from Donald Broughton with Avondale Partners.

<Q - Donald Allen Broughton>: Good morning, gentlemen.

<A - Bradley S. Jacobs>: Good morning.

<Q - Donald Allen Broughton>: Help me think how you view the pricing dynamic for Con-way on the LTL side, strategically. This has not been a market in which there’s been a lot of discipline in pricing. And certainly as the second largest player, you have an opportunity to change that. Is it that you need to drive service and then you can ask for better price? Or do you think that there’s real pricing opportunity just given where service levels are in the current infrastructure?

<A - Bradley S. Jacobs>: I like the service levels at Con-way. More importantly, their customers like the service levels. So there’s no problem with service at Con-way. That’s not the problem. We are going to focus in on executing on the minutiae, executing on the details of every part of the organization, on the cost side, on the productivity side, on the efficiency side, at the flow, everything, the velocity.

We’re going to go in like any new management team comes into the organization, even if it was run five stars. A new management team with a fresh set of eyes, full of vim and vigor with no sacred cows, with a blank slate will find ways to improve it. That’s just the way it works. It seems to happen many, many, many times over the years. And that’s what we’ll do here at Con-way as well.

In terms of pricing strategy, the pricing strategy is not something I want to talk about on a public conference call both for antitrust reasons and also because many of our customers are listening to the call. And so, pricing is something we want to have one-to-one conversations with, with each one of our customers and come to a win-win solution that makes sense and we want to price appropriately.

<Q - Donald Allen Broughton>: Fair enough. Thank you, gentlemen.

<A - Bradley S. Jacobs>: Thank you, Donald.

Operator

And our next question comes from Casey Deak with Wells Fargo.

<Q - Casey S. Deak>: Thank you. Just wondering, there’s always been a lot of investor chatter about Menlo and that possibly being a divestiture and a better play for Con-way to go that route. So, how did you view the company as a whole of Con-way with Menlo? I mean how did you view the interaction and the complementary aspects of the business is? Did you feel that that was a good marriage of businesses as it stood as a standalone or that it was not a good marriage and that bringing in into XPO represents different opportunity? Can you comment around how you saw that?

<A - Bradley S. Jacobs>: Yes, Casey. Good morning, by the way. So, in terms of Menlo, we would have loved to buy Menlo a couple of years ago. And we weren’t interested in buying the rest of Con-way. Menlo is a great company with a great name and great customer relationships and is a $1.7 billion non-asset company. It’s got $600 million of contract logistics with blue chip customers. And it’s got $200 million of brokerage. And it’s got $1.3 billion of freight under management. There’s a lot to love about Menlo. It’s a very fine organization globally. It’s recognized globally as a premier contract logistics and overall non-asset logistics company. We couldn’t figure out a way to make that deal work. We tried real hard, just couldn’t get the numbers to work because of the low tax basis that Con-way had.

We would have not been interested in buying Con-way as a whole prior Norbert Dentressangle, because prior to buying Norbert Dentressangle we didn’t have an appreciation of the value that having some portion, a minority portion, of your business and assets brings to the table. We didn’t recognize until we actually met with customers in Europe and to understand how our customer looks at that and then the lights click. And then it made sense to buy Con-way as a whole and replicate our already highly successful and highly profitable blended capacity mix that we have in Europe replicated here in the United States. Does that answer your question?

<Q - Casey S. Deak>: Yeah. So, the aspect of Con-way being as it stood as a standalone being majority asset-based with a smaller portion of the non-asset isn’t something that was as attractive. So, bringing in a smaller portion of an asset company into a larger non-asset makes a little more sense for you. Is that how you’re thinking about it?

<A - Bradley S. Jacobs>: Sort of. I mean prior to Norbert, I would say yes, we would have been only interested in buying the Menlo part of it. We just weren’t really focusing on buying assets. After Norbert and seeing the value that customers place on having some asset mix there, we did become interested in buying all of Con-way as a whole, asset and non-asset.

<Q - Casey S. Deak>: Okay. That helps. Thanks. I’ll pass it along.

<A - Bradley S. Jacobs>: Thank you, Casey.

Operator

And thank you. Our next question is from Jack Atkins with Stephens.

<Q - Jack Atkins>: Great. Thanks for the time. Good morning, guys.

<A - Bradley S. Jacobs>: Good morning, Jack.

<Q - Jack Atkins>: So, Brad, I guess, first of all, is there a breakup fee associated with the transaction?

<A - Bradley S. Jacobs>: Why? Are you thinking of making a competing bid, Jack? Don’t do that.

<Q - Jack Atkins>: You’ve got a good deal is what it looks like.

<A - Bradley S. Jacobs>: There is a breakup fee. I believe it’s three point – I don’t remember the exact number. I think it was 3.8%, 3.9%, something like that. So, I think it comes to – I don’t want to guess where it comes to. It comes to – it’s a substantial number that is customary and fair and reasonable and market-oriented.

<Q - Jack Atkins>: Okay. Okay, makes sense. And then we talked about the cyclicality of the Con-way earnings stream, which I think most people are familiar with. But as you guys think about adding this leverage to your model, could you maybe talk about how quickly you expect to be able to delever? And is there any concern just given sort of we’re long in the tooth of this economic cycle potentially of having that much leverage could create some additional volatility around the business?

<A - Bradley S. Jacobs>: So, deleverage opportunities, we are going to delever, because we don’t want to be at five times leverage. I mean, five times leverage is not six times, seven times, eight times leverage. It’s higher than where we want to be. We’ve always said we’d be willing to go for some medium term – short to medium term five times to six times in conjunction with an acquisition that was compelling. This is a compelling acquisition. And we felt opportunistically leveraging up to five times, one turn above where we want to be as a stasis level is perfectly acceptable. We will delever from five times to where we want to be, four times. There are many avenues to follow in order to do that.

First and foremost, it’s increasing the EBITDA. So, the ratio obviously falls in line. Second is generating free cash flow and paying down debt. Third is there could be some opportunities. I’m not flagging that there are and I’m not indicating there’s anything specific or decided. There could be opportunities somewhere in our global $15 billion net worth for divestitures that would raise cash. I’m not indicating whether that could possibly be in this part of the organization or that part of the organization. But, conceptually, we’re not against the idea of considering asset disposals when you have a $15 billion organization.

<Q - Jack Atkins>: Okay. Okay. That helps, Brad. Thank you. And then in terms of rebranding Con-way, this is a business that has long brand history. It’s very highly regarded as you pointed out in the marketplace. Are you concerned at all that you either may lose drivers on the Con-way side if you rebrand or, more significantly, see some freight leave the network if you rebrand XPO Logistics?

<A - Bradley S. Jacobs>: I’m always, always, always worried about losing employees and losing vendors and losing relationships in every acquisition because when you do an acquisition you have a bull’s-eye target on you for the competition to come in. And I’m sure the head hunters have already started calling. No question about that. One good fact about Con-way is they must be doing something right because their driver turnover is much, much better than industry average. They’re about 7% to 8% turnover in freights. And I’m pretty sure it was about 65% in truckload which I’m sure you know are far, far better than industry averages.

So, they’ve got good relationships with their drivers. They’ve had some very impressive success with driver satisfaction. They’ve worked very hard at compensation reform. They pay very well. And they’ve instilled a cultural emphasis on safety and on driver first. And we’re going to build on those best practices. I mean I think what Con-way does in the truckload to keep the drivers happy and what the former Norbert Dentressangle organization does to keep our drivers in, which is now XPO Europe, is great and cross-fertilizing the best practices is going to be even greater.

And I can’t wait, once we clear antitrust, to get our top LTL operators because we’re the leaders in what’s called pallet distribution in Europe or there’s six or more pallets groupage but it’s LTL, what we’ve called LTL. We’re the number one LTL provider in Spain. We’re the number one LTL provider in France. We’re the number one LTL provider in Portugal. We’re the number one asset-based LTL provider in the UK. We have a lot of institutional knowledge about how to run a leading LTL organization, as does Con-way. And we’re going to put all these people in a room and I’m going to lead all that. And I’m really, really looking forward to transferring those best practices.

Now, with respect to drivers, remember one thing. A driver at Con-way today will have an opportunity to get many more miles once they’re part of XPO Logistics. Will the decal say XPO Logistics instead of Con-way? Yeah, it will. Will they get more miles? Yeah, they will. So from a driver, the most important thing is to not be running empty. And that’s something once we have our sales force having all of Con-way’s, what will then be known as XPO Logistics, is trucks up on their screen when they come in at 7 o’clock in the morning. They’re going to fill those trucks. They’re going to fill that capacity.

<Q - Jack Atkins>: Okay. That makes sense. And then just two quick follow-up questions on that, Brad. I guess, first of all, when you think about XPO historically, certainly before Norbert. As a non-asset-based broker, you were sort of carrier-agnostic. How do you think this changes the relationship you have with your third-party carriers once this acquisition closes?

<A - Bradley S. Jacobs>: We still need the third-party carriers. We absolutely need them. And we cherish those relationships. And we’re going to continue. Just like in Europe, we have 7,700 trucks that we drive, that we own. The drivers are our own employees. And we have several, several thousand other trucks that are owner-operators. And then we have tens of thousands of trucks that are completely independent. One that they don’t say XPO Logistics or some of them haven’t been rebranded yet Norbert Dentressangle on the side of them at all.

And we need all of – that’s the beauty of it, Jack. The beauty is we are a company that’s not just an asset-based trucking company. We’re a company that’s not just an owner-operator asset-light company. We’re a company that’s not just relying on third-party capacity. We have a blended mix of ground transportation, owned, owner-operator, and independent operators – independent contractors. And that’s what we think is the best approach to run efficiently, to run effectively and to please customers.

<Q - Jack Atkins>: Okay. Make sense. And then last question for me and I’ll turn it back over. I know that Con-way has been a target in recent years of the Teamsters trying to unionize that business. I know that your European operations, I think, are more unionized. Is there any concern that you could have additional push or an increased focus by the Teamsters to make Con-way a unionized company going forward?

<A - Bradley S. Jacobs>: I’m sure they’re smiling today. Saying, hey, you know, let’s go after XPO Logistics. Look, the Teamsters went after United Waste. Teamsters went after United Rentals. The Teamsters have been going after Con-way, by the way. It’s not something new.

<Q - Jack Atkins>: Sure.

<A - Bradley S. Jacobs>: We believe very firmly, as does the management of – the present management of Con-way that the employees of Con-way and the drivers of Con-way and the dock workers of Con-way are better off without a union intermediary with its own ulterior motives between ourselves. That Con-way, way prior to XPO joining the team, has clearly cracked the nut and figured out – cracked the code of how do you treat drivers with respect, how do you listen to their needs, how do you meet their needs, how do you pay them fairly. You’ve got to pay drivers fairly.

Otherwise, they’re going to leave. It’s not that complicated. One of the reasons that Con-way has such fantastically low better than average industry turnover is that they pay drivers fairly. We’re going to continue to pay drivers fairly. They’re very important to us. And I think as long as we maintain that excellent culture, that part of Con-way I have high regard for. I think they’ve done a really good job and in fact it speaks for themselves. It’s keeping their drivers happy. We’re not going to tinker with that very much. We’re going to keep that and learn from them.

<Q - Jack Atkins>: Okay. Great. Thanks very much for the time.

<A - Bradley S. Jacobs>: Thank you, Jack.

Operator

And thank you. Our next question comes from [ph] Dan Stratemeier (01:07:15) with Jefferies.

<Q>: Hey, guys. Thanks for taking the call. This call has run long. So, I’ll keep it quick. Brad, a follow-up on an earlier question. Could you more clearly answer the question on future deals, especially the large deals, in the very near-term? Do you now have what you need and is this the base case that we can model what the company will largely look like over the next 18 months to 24 months? And, secondly, why now? We’re not in the first inning of this cycle here in the U.S. You went over to Europe because you thought it was very early in the cycle over there. That seemed to make sense. It seems to be later on in the cycle here. So, why now outside of you understanding the customer relationship that you learned from Norbert? And then I have one follow-up as well. Thank you.

<A - Bradley S. Jacobs>: Okay, [ph] Dan (01:08:01). So, two important questions. Are we going to do more large transformational deals and if so, when? The answer is yes. We are going to do larger transformational deals. However, we’re not going to do them in the foreseeable short-term future. Why we’re not going to do this in the foreseeable short-term future? Number one, as I mentioned before, we’re comfortable at five times leverage and then deleveraging that down to four times. We don’t want to issue more – get more – lever it up much more than that or even for a shorter period of time, maybe for itsy-bitsy period of time, no long period of time.

And, secondly, who wants to issue equity at half of where it was a month ago? That would not be – you don’t get a gold star around capital markets planning for doing that. So, from a financial perspective, it doesn’t really make sense to do a large deal right now. But even if it did, I answered the question before truthfully that I have no angst whatsoever that I’m – and I’m very, very confident that we can continue with the effective running of the Norbert Dentressangle operations in Europe and at the same time integrate effectively and improve the profitability of Con-way. I’m very certain of that.

If we did another transformational acquisition right now, I don’t know if I’d be so certain about that. And I don’t want to take the risk. So, we have a huge amount of opportunity to take that $15 billion of revenue and $1.1 billion of EBITDA and grow that $1.1 billion of EBITDA to – in excess of $1.5 billion of EBITDA within a few short years. We don’t need to do another transformational acquisition to create enormous amount of shareholder value.

The second part of your question or the second quarter that you had was why now? So, I’ve used the word opportunistic in the press release and on this call. Opportunistic to me means when the opportunity presents itself, don’t dawdle around. Seize the opportunity. Don’t focus on all the reasons why you shouldn’t do it, focus on whether the reasons you shouldn’t do it outweigh the reasons you should do it.

And if you take out your yellow pad and the left side are all the reasons you should do the deal and it goes on to the next page and the left part of your yellow pad are the reasons you shouldn’t do the deal, the asset intensity, the cyclicality, where are you in the cycle, we all know what they are. We all know what the negatives are, only pull up half of one page and it becomes obviously visually very compelling acquisition to do. You don’t dilly-dally. You opportunistically seize the opportunity when the stars are lined up, when you’ve got a willing seller and when you’ve got an opportunity with that seller to purchase it on terms that you can live with and feel good about.

<Q>: Okay. It makes sense. And, lastly, many of your previous transactions were predicated on taking a company that was a great company but wasn’t focused on growth and supercharging the sales force, the incentives and implementing your best practices to really grow the top line. This seems to be a different transaction. This seems to be predicated on improving profitability and getting the bottom line as big as you possible can over the next few years by implementing your best practices and operational improvement.

Is that the right way to be thinking about this now and this is becoming more of a bottom line company that people should focus on how big the EBITDA could be and not how quickly you can be growing the top line? And if I’m wrong please let me know. Thank you, guys.

<A - Bradley S. Jacobs>: You’re not wrong. So, yeah, $15 billion top line post Con-way, pretty healthy top line. I’m not satisfied with the $1.1 billion of EBITDA. That margin has to go up. It has to go up substantially and the opportunities in front of us with execution to do it. So, I want the entire organization focused with great discipline on executing on the business plan to improve the margins, improve the profitability of the business. If that goes along – if going along with that is organic revenue growth, great, nothing wrong with that at all, whatsoever. I love organic top revenue growth.

But if I have a conflict between those two, we’re absolutely going to focus in on growing the EBITDA because, look, at the end of the day, the end of the day, all you’ve got, as a company, publicly-traded company, is the number of shares outstanding, the amount of debt and how much profit you have. So, we’re going to try to keep the shares as stable as possible. We’re going to try to keep the debt as stable as possible. We’re going to try to grow the profitability significantly, very, very significantly. That opportunity is in front of us. We should seize that opportunity.

Now, another part of your question was about incentive compensation. We are big, big believers in spending a lot of time figuring out what the right compensation structure should be for every part of the organization. We believe that that’s part of the secret sauce. We believe that aligning the interest of the employees with what the goals are of the organization and alignment with the shareholders is critical. And to drive behavior that increases shareholder value, that’s very, very important. So, we will be applying very win-win incentive compensation form plans throughout the whole organization.

<Q>: Thank you, Brad. Good luck, guys.

<A - Bradley S. Jacobs>: Thank you.

Operator

And thank you. We have time for one more question. Our next question will come from Matt Elkott with

Cowen & Company.

<Q - Matt Elkott>: Thank you. Good morning, gentlemen.

<A - Bradley S. Jacobs>: Good morning, Matt. Matt, I apologize that we had to cancel to your conference in Boston but we have a good excuse.

<Q - Matt Elkott>: Absolutely. Can you guys – maybe to just switch it up a little bit. Can you guys talk about the current state of the brokerage market and whether the current equilibrium in the freight market is causing margin pressure in the non-asset market? And does that, along with depressed valuations currently, create more opportunities for you guys for acquisitions in the brokerage market or would you even consider acquisitions in the near-term given your focus on integrating Con-way?

<A - Scott B. Malat>: If you look at the – this is Scott. If you look at the asset-light market, it’s a very profitable time right now in truck brokerage. Not only are we growing but the margins are continuing to move up because cost of purchased transportation is probably not as high as people would have thought. It’s not as tight of a market. So we tend to see margin expansion in those type of environments. So, your profitability goes up a significant amount. Your volumes probably aren’t increasing as much as they would have in a tight environment, but your profitability is more. And we’re in that sweet spot.

In terms of other transactions in truck brokerage, we’ll look at truck brokerage. Truck brokerage makes a lot of sense. We can put it onto our platform. We can grow it. It has to make sense both from a strategic standpoint and from a financial standpoint. We are very disciplined around what we pay for acquisitions. That’s a large part of the value we create in each acquisition. So we’re going to be very disciplined around those prices. And in truck brokerage, while it adds a very big strategic point, we’ll have to make sure that from a financial standpoint we get the right price.

<Q - Matt Elkott>: Okay. Fair enough. Thank you. And my other question is Con-way historically has had some of the best operating ratios in the industry. But, in recent years, that has slipped a bit. Have you guys internally or otherwise identified an operating ratio target – a long-term operating ratio target for the freight sector?

<A - Bradley S. Jacobs>: Give us a chance to close the transaction. And on the next conference call, we want to roll out many detailed metrics. But let’s own it first.

<Q - Matt Elkott>: Okay. And just -

<A - Bradley S. Jacobs>: Go ahead.

<Q - Matt Elkott>: I’m sorry. I just had one follow-up. But if you had a thought that you want to finish, please.

<A - Bradley S. Jacobs>: No, Matt. Your thought is more important than mine. Go ahead.

<Q - Matt Elkott>: Okay. So, just one final quick question. Now that you guys have a strong presence in North America and in Europe, will you consider other geographies?

<A - Bradley S. Jacobs>: Well, Con-way has business overseas in Asia as well. I mean, Menlo has a very strong reputation and long-standing business in Singapore and in many parts of Asia. So, we have an entrée into Asia now with Menlo. If you look at their warehouse logistics facilities locations, there’s about nine in Europe, there’s about three in Latam, and there’s about 15 in Asia. I may be off by one or two in each one of those categories. That’s the general zip codes. And the rest of them are here in the United States. So, if you look at it revenue-wise, again, it’s a rough number. It’s about $300-some-odd million revenue in North America. It’s about €150 million in Europe. And it’s about $75 million in Latam. And it’s about $100-plus million in Asia, if that helps you.

<Q - Matt Elkott>: Okay. And do you think this instant access to those markets – do you think this will empower you guys to potentially seek even bigger transactions in those geographies, Asia or Latin America or -

<A - Bradley S. Jacobs>: Like, I was responding to [ph] Stratemeier’s (01:17:47) question before our goal right now is to not in the near-term do another large transaction. Our goal right now is to improve the profitability substantially of our existing business and at the same time endure ourselves to customers, please customers more. That’s our goal. Our goal at $15 billion of revenue and $1.1 billion in growing EBITDA, that’s the focus, becoming more effective at what we’ve got.

So, would we close our minds to an acquisition? We’re not going to close our minds to acquisitions, but we’d be very much biased against them and we’ll probably price ourselves out of them because we would factor in a risk and just not – it’s not a priority for us to do the large ones right now. And when you go overseas, to places like Latam or Asia, the risk is a little bit higher.

<Q - Matt Elkott>: Okay. Great. Thank you. Thank you very much, guys, for squeezing me in.

<A - Bradley S. Jacobs>: Thank you.

Operator

And thank you. This concludes the question-and-answer session. I will now turn the call back over to Brad Jacobs for closing remarks.

Bradley S. Jacobs

Thank you, operator, and thank you for everyone who participated in this phone call. Look, we look at this as an opportunistic acquisition for us. I was looking at some report that [indiscernible] (01:19:02) put out on the size of the LTL market and the opportunities there. This is a $35 billion market. This is a serious large market. And one that, by doing this acquisition, makes us the number two player in North America, overnight. And the contract logistics business that we get from Menlo just expands the businesses that we have worldwide in contract logistics already. And it doubles our freight under management to $2.7 billion.

And we’re just that much more valuable to customers. And the most important point I want to make from a financial perspective is we have a clear plan to take the $1.1 billion of EBITDA we will be at post-Con-way and grow that substantially over the next several years. Thank you for your attention. Talking to you all soon. Bye-bye now.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s key employees; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.